1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 21, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit

Exhibit	Description

99.01	Press release on 2020/01/21: Chunghwa Telecom Reports 2020 Guidance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports 2020 Guidance

TAIPEI, Taiwan, R.O.C. January 21, 2020 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2020 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”).

Mr. Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom, stated, "In 2020, we believe we are well positioned to capture the growth opportunities. The leading market position of our mobile business provides us with a strong foundation for the upcoming deployment of 5G. The first phase of the 5G spectrum auction was completed recently, and we plan to launch 5G services in the third quarter of 2020. In our broadband segment, we will maintain our strategy of migrating customers to higher speed services to capture incremental ARPU. In IPTV, we will continue to leverage popular sports events, such as the upcoming Tokyo Olympic Games, to grow both subscriptions and revenue, which we expect to be further supported by increasing advertisement revenue in line with our growing subscriber base. Finally, in ICT, we remain committed to expanding our in-house developed services to demonstrate our ICT capabilities and expect the overall ICT revenue continue to increase as a meaningful driver to consolidated revenue. Going forward, we remain focused on investing in our core businesses and on leveraging our competitive advantages to generate shareholder value."

For 2020, the Company expects total revenue to increase by NT$ 6.58~NT$7.77 billion, or 3.2%~3.7%, to NT$214.10~NT$215.29 billion as compared to the un-audited consolidated total revenue of 2019. The increase in revenue is expected to be driven by increases in ICT project revenues, Application VAS revenues, handset sales revenue and MOD revenues, which are expected to offset the decrease in voice revenue resulted from continuing VoIP substitution and the decline of mobile service revenue owing to market competition.

Operating costs and expenses for 2020 are expected to increase by NT$ 8.77~NT$9.09 billion, or 5.3%~5.5%, to NT$175.51~NT$175.83 billion as compared to the prior year. The increase is expected to be attributable to the increase of ICT project costs, cost of goods sold and amortization expense of 5G concession and related costs following the launch of 5G services.

Income from operations is expected to decrease by NT$ 2.16~NT$0.45 billion, or 5.3%~1.1%, year over year. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$39.38~NT$41.28 billion and NT$30.91~NT$32.47 billion, respectively, representing year-over-year decreases of NT$2.40~ NT$0.50 billion and NT$1.90~ NT$0.34 billion, respectively. Net earnings per share for 2020 is expected to decrease by NT$0.24~ NT$0.04 to NT$3.99~NT$4.19, as compared to the prior year.

Acquisition of Material Assets in 2020 is expected to increase by NT$52.54 billion as compared to the prior year, which is expected to be attributable to the acquisition of 5G licenses, the expansion of 5G network, strategic investments in IP-based Public Switched Telephone Network and the upgrade of MOD platform and the increase of related equity investments led by the expansion of our business deployment.

(NT$ billion except EPS)	2020(F)	2019 (un-audited)	change	YoY(%)
Revenue	214.10~215.29	207.52	6.58~7.77	3.2%~3.7%
Operating Costs and Expenses	175.51~175.83	166.74	8.77~9.09	5.3%~5.5%
Other Income and Expense	0.27~0.47	-0.08	0.35~0.55	427.7%~667.7%
Income from Operations	38.54~40.25	40.70	(2.16)~(0.45)	(5.3%)~(1.1%)
Non-operating Income	0.84~1.03	1.08	(0.24)~(0.05)	(22.5%)~(4.5%)
Income before Income Tax	39.38~41.28	41.78	(2.40)~(0.50)	(5.7%)~(1.2%)
Net Income Attributable to Stockholders of The Parent	30.91~32.47	32.81	(1.90)~(0.34)	(5.8%)~(1.1%)
EPS(NT$)	3.99~4.19	4.23	(0.24)~(0.04)	(5.8%)~(1.1%)
EBITDA	74.91~76.53	75.87	(0.96)~0.66	(1.3%)~0.9%
EBITDA Margin	35.0%~35.6%	36.6%	(1.6%)~(1.0%)
Acquisition of Material Assets	81.26	28.72	52.54	183.0%
Acquisition of Property, Plant and Equipment and Intangible Assets	80.66	24.53	56.13	228.8%
Investment accounted for using equity method	-	4.19	(4.19)	(100.0%)
Others	0.6	-	0.60	100.0%
Disposal of Material Assets	1.05	0.08	0.97	1,202.2%

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation

Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

n	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
n

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw